SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   Form 11-K

(Mark One)
[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
              OF 1934 [FEE REQUIRED]

                      For The Fiscal Year Ended December 31, 1994

                                                         OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
              ACT OF 1934 [NO FEE REQUIRED]

                      For the transition period from       to

Commission file number  0-6547

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees, 201 Centennial Avenue, Piscataway, NJ 08854

B.       Name of  issuer of the  securities  held  pursuant  to the plan and the
         address  of  its  principal   executive  office:   MCI   Communications
         Corporation, 1801 Pennsylvania Avenue, NW, Washington, DC 20006

                       WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                EIN: 13-1989550
                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES



                                                                        Page(s)
                                                                        -------
Report of Independent Accountants                                            3

Statements of Net Assets Available for Benefits at
December 31, 1994 and 1993                                                   4

Statements of Changes in Net Assets Available for
Benefits for the years ended December 31, 1994 and 1993                      5

Notes to Financial Statements                                             6-14

Additional Information:
  Schedule I.   Schedule of Assets Held for Investment
                Purposes at December 31, 1994                               15

  Schedule II.  Schedule of Reportable Transactions
                for the year ended December 31, 1994                        16

Signature                                                                   17

Exhibits:
  23. Consent of Independent Accountants                                    18

  99. Certification Regarding Certain Investment
          Arrangements                                                      19

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrative
Committee of the Western Union International, Inc.
401(k) Plan for Collectively Bargained Employees

In our opinion, the accompanying statements of net assets available for benefits and related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees at December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA"). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/ PRICE WATERHOUSE LLP
- ------------------------
PRICE WATERHOUSE LLP
Washington, D.C.
June 16, 1995
                                     Page 3

                       WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                EIN: 13-1989550
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                            December 31,
                                                   -----------------------------
                                                       1994             1993
                                                   -------------    ------------

Non-interest bearing cash                          $    16,785       $       198

Employer contribution receivable                            46                 8

                                                   -----------       -----------
    Total                                               16,831               206
                                                   -----------       -----------

General investments:

  Loans to participants                                342,151           177,411

  Value of interest in collective
  investment funds of trustee                          980,554           348,021

  Value of interest in registered
  investment company                                 2,176,567         1,706,589

  Value of guaranteed investment
  contracts                                          2,886,044         2,671,620
                                                   -----------       -----------

    Total general investments                        6,385,316         4,903,641
                                                   -----------       -----------

Employer related investments:

  Employer securities                                2,439,134         3,051,198
                                                   -----------       -----------

Net assets available for benefits                  $ 8,841,281       $ 7,955,045
                                                   ===========       ===========

See accompanying notes to the financial statements.

                       WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                EIN: 13-1989550
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                              FOR THE YEARS ENDED:

                                                             December 31,
                                                   -----------------------------
                                                       1994              1993
                                                   -----------       -----------
ADDITIONS
- ---------

Contributions:

   Non-cash employer                             $    547,589      $    459,008
   Participants                                     1,334,064         1,317,963
   Rollovers                                          128,241           368,354
                                                 ------------      ------------
                  Total contributions               2,009,894         2,145,325
                                                 ------------      ------------
Earnings on investments:

   Interest on guaranteed investment
     contracts                                        244,282           184,108
   Interest on participant loans                       15,986             3,143
   Dividends on common stock                            6,160             4,942
   Unrealized (depreciation)
     appreciation of assets                        (1,182,737)          762,856
   Net investment gain from collective
     investment funds of trustee                       14,092            59,850
   Net investment gain from registered
     investment company                                12,909           145,773
                                                 ------------      ------------
Total (losses) earnings on investments               (889,308)        1,160,672
                                                 ------------      ------------
Total additions                                     1,120,586         3,305,997

DEDUCTIONS
- ------------

Participant benefit payments                         (123,229)          (52,757)
                                                 ------------      ------------
Net increase                                          997,357         3,253,240

Transfer (to) from MCI Communications
   Retirement Savings Plan                           (111,121)           72,857

Net assets available for benefits, at
   beginning of year                                7,955,045         4,628,948
                                                 ------------      ------------

Net assets available for benefits, at
   end of year                                   $  8,841,281      $  7,955,045
                                                 ============      ============

See accompanying notes to the financial statements.

                       WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                EIN: 13-1989550
                   NOTES TO FINANCIAL STATEMENTS ON FORM 11-K
                               DECEMBER 31, 1994

NOTE 1 - DESCRIPTION OF THE PLAN


The following brief description of the Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective July 1, 1990, Western Union International, Inc. (the "Company") established a defined contribution, deferred savings plan called the Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees. The Plan sponsor is Western Union International, Inc., a wholly-owned subsidiary of MCI International, Inc., which is a wholly-owned subsidiary of MCI Communications Corporation. Employees of the Company who are represented by American Communications Association Locals 9 or 111 and the Communications Trade Division affiliated with the International Brotherhood of Teamsters are generally eligible to participate in the Plan. Participants may contribute up to 10% of compensation ("Elective Contribution") under the Plan. The Plan was amended and the Elective Contribution was changed from 10% to 15% effective November 10, 1994. The first 6% of the Elective Contribution is eligible for a Company matching contribution in the form of MCI Communications Corporation common stock or cash at a rate of $.50 for each dollar contributed by the employee. The Company's matching contribution is made monthly and, when made in the form of Company common stock is determined by the closing price of MCI Communications Corporation common stock on the last trading day of the month. Participants' Elective Contributions are withheld from their weekly paychecks. The Company contributes the amounts withheld to the Plan on behalf of each applicable participant after each pay period. Participants vest in the Company's matching contributions at a rate of 20% per year of service and are always 100% vested in their Elective Contributions. Participants receive a year of service for vesting purposes for each Plan year during which they complete at least 1,000 hours of service. Participants also receive credit for years of service for each calendar year prior to July 1, 1990 during which they completed 1,000 hours of service. Elective Contributions may be invested in any of four investment funds available under the Plan.

The available  investment funds as of December 31, 1994 are:

         -   Fund A - Aggressive Equity Fund

                  The aggressive equity fund is invested primarily in the Putnam Voyager Fund, which is a long term growth fund invested in a diversified portfolio of emerging growth stocks and opportunity stocks. The fund is managed by Putnam Investment Management, Inc.

         -   Fund B - MCI Common Stock Fund

                  A fund investing in MCI Communications Corporation common stock. These shares of stock are qualified employer securities as defined by the Employee Retirement Income Security Act of 1974.

         -   Fund C - Equity Index Fund

                  An equity index mutual fund invested in common stock which is comparable to the Standard & Poor's 500 Composite Stock Index. All investment decisions are made by Dreyfus Corporation, an affiliate of the Plan trustee. The trustee oversees the fund in accordance with the trust agreement.

         -   Fund D - Long-Term Fixed Income Fund

                  A long-term fixed income fund which guarantees both principal and interest through investments in guaranteed interest contracts. The guaranteed rates of interest ranged from 5.9% to 9.1% at December 31, 1994 and 1993.

Each individual's investment in Fund B is recorded in his/her participant account on a per share basis of the MCI Communications Corporation common stock according to their pro rata portion of the share activity in the fund. All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a pro rata basis. Therefore, the Plan does not record activity on a unit value basis.

Participants may change the allocation of their future contributions among funds at any time.

Distribution of the benefits in a participant's Plan account is normally made only after the participant ceases to be an employee of the Company. However, the account balance of a participant's Elective Contributions may be withdrawn by a participant who has not attained age 59 1/2 prior to termination of employment if the participant can demonstrate an economic hardship (as defined in the

Plan). After the age of 59 1/2, a participant may withdraw all or any portion of his elective contribution account. Upon termination of employment, a participant receives all vested assets in the accounts established on behalf of such participant under the Plan. Non-vested portions of a terminated participant's account are forfeited and used to offset future Company matching contributions. For the years ended 1994 and 1993, the amount of forfeitures were $3,343 and $7,819, respectively.

The Plan is not a defined benefit plan and, accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation. Plan assets are held by the trustee, Mellon Bank, N.A. of Pittsburgh, Pennsylvania.

The Company reserves the right under the Plan to discontinue its contributions and/or to terminate the Plan at any time. Upon termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order of priority set forth in Section 4044 of ERISA. The Company has not expressed any intention to discontinue its contributions nor to terminate the Plan.

The Plan's holdings of MCI Communications Corporation Common Stock, a Putnam Investment, Inc. mutual fund, and a Mellon Bank collective trust account are party-in-interest investments. The Plan Committee, the administrator of the Plan, is also a party-in-interest.


NOTE 2 - DESCRIPTION OF ACCOUNTING PRINCIPLES AND PRACTICES

The financial statements for the Plan are prepared on the accrual basis of accounting.

The Plan's distribution of MCI Communications Corporation common stock to participants is the fair market value as of the distribution date. Purchases and sales of securities are recorded on the trade date.

The Plan's interest in registered investment companies and employer securities are stated at fair value, measured by the quoted current market price. Units in collective investment funds are valued at the net asset value as reported by such funds at the end of each period. Funds invested in guaranteed investment contracts are stated at contract value, measured as cost plus earned interest income.

Administrative expenses of the Plan are paid by the Company.

NOTE 3 - NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET
             ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

The allocation of net assets available for benefits and the changes in net assets available for benefits among the Plan's investment funds for years ended December 31, 1994 and 1993 are presented on the following pages. Certain prior year information has been reclassified to conform to the current year presentation.

                                         WESTERN UNION INTERNATIONAL, INC.
                                 401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                                  EIN: 13-1989550
                       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                       FOR THE YEAR ENDED: DECEMBER 31, 1994

                                                                          Long-Term
                                Aggressive     MCI Common    Equity         Fixed
                                  Equity         Stock        Index         Income       Loan           Total
                                   Fund           Fund        Fund           Fund        Fund           Funds
                                ----------     ----------    ---------    ---------    ---------     ---------
Non-interest bearing
  cash                          $      273     $       99    $     635    $  15,778    $       0     $  16,785

Employer contribution
  receivable                             0             46            0            0            0            46
                                ----------     ----------    ---------    ---------    ---------     ---------
  Total                                273            145          635       15,778            0        16,831
                                ----------     ----------    ---------    ---------    ---------     ---------
General Investments:

  Loans to participants                  0              0            0            0      342,151       342,151

  Value of interest in
    collective investment
    funds of trustee                 7,000         29,129        4,364      940,061*           0       980,554

  Value of interest
    in registered
    investment companies         1,217,730*             0      958,837*           0            0     2,176,567

  Value of guaranteed
    investment contracts                 0              0            0    2,886,044*           0     2,886,044
                                ----------     ----------    ---------    ---------    ---------     ---------
    Total general investments    1,224,730         29,129      963,201    3,826,105      342,151     6,385,316

Employer related investments
  Employer securities                    0      2,439,134*           0            0            0     2,439,134
                                ----------     ----------    ---------    ---------    ---------     ---------
  Net assets available for
    benefits                    $1,225,003     $2,468,408    $ 963,836   $3,841,883    $ 342,151    $8,841,281
                                ==========     ==========    =========   ==========    =========    ==========

* Investment represents 5% or more of the Plan's net assets.

                                         WESTERN UNION INTERNATIONAL, INC.
                                 401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                                  EIN: 13-1989550
                       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                       FOR THE YEAR ENDED: DECEMBER 31, 1993

                                                                          Long-Term
                                Aggressive     MCI Common    Equity         Fixed
                                  Equity         Stock        Index         Income       Loan           Total
                                   Fund           Fund        Fund           Fund        Fund           Funds
                                ----------     ----------    ---------    ---------    ---------     ---------
Non-interest bearing
  cash                          $        0     $       13    $       0    $     185    $       0     $     198

Employer contribution
  receivable                             0              8            0            0            0             8
                                ----------     ----------    ---------    ---------    ---------     ---------
  Total                                  0             21            0          185            0           206
                                ----------     ----------    ---------    ---------    ---------     ---------
General Investments:

  Loans to participants                  0              0            0            0      177,411       177,411

  Value of interest in
    collective investment
    funds of trustee                     0         24,883       74,226      248,912            0       348,021

  Value of interest in
    registered
    investment companies           953,962*             0      752,627*           0            0     1,706,589

  Value of guaranteed investment
    contracts                            0              0            0    2,671,620*           0     2,671,620
                                ----------     ----------    ---------    ---------    ---------     ---------
    Total general investments      953,962         24,883      826,853    2,920,532      177,411     4,903,641

Employer related investments
  Employer securities                    0      3,051,198*           0            0            0     3,051,198
                                ----------     ----------    ---------    ---------    ---------     ---------
  Net assets available for
    benefits                    $  953,962     $3,076,102    $ 826,853   $2,920,717    $ 177,411    $7,955,045
                                ==========     ==========    =========   ==========    =========    ==========

* Investment represents 5% or more of the Plan's net assets.

                                         WESTERN UNION INTERNATIONAL, INC.
                                 401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                                  EIN: 13-1989550
                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                       FOR THE YEAR ENDED: DECEMBER 31, 1994

                                                                                             Long-Term
                                                   Aggressive     MCI Common    Equity         Fixed
                                                     Equity         Stock        Index         Income       Loan           Total
                                                      Fund           Fund        Fund           Fund        Fund           Funds
ADDITIONS                                          ----------     ----------    ---------    ---------    ---------     ---------
- ---------
Contributions:
  Non-cash employer                                $        0     $  547,589    $       0    $       0    $       0    $  547,589
  Participants                                        346,455        116,288      231,497      639,824            0     1,334,064
  Rollovers                                                 0              0            0      128,241            0       128,241
                                                   ----------     ----------    ---------    ---------    ---------     ---------
  Total contributions                                 346,455        663,877      231,497      768,065            0     2,009,894
                                                   ----------     ----------    ---------    ---------    ---------     ---------
Earnings on investments:
  Interest on guaranteed
    investment contracts                                    0              0            0      244,282            0       244,282
  Interest on participant loans                             0              0            0            0       15,986        15,986
  Dividends on common stock                                 0          6,160            0            0            0         6,160
  Unrealized (depreciation)of assets                        0     (1,182,737)           0            0            0    (1,182,737)
  Net investment gain from collective
    investment funds of trustee                            34            904       13,154            0            0        14,092
  Net investment gain from registered
    investment company                                 12,909              0            0            0            0        12,909
                                                   ----------     ----------    ---------    ---------    ---------     ---------
  Total earnings (losses)on investments                12,943     (1,175,673)      13,154      244,282       15,986      (889,308)
                                                   ----------     ----------    ---------    ---------    ---------     ---------
  Total additions (losses)                            359,398       (511,796)     244,651    1,012,347       15,986     1,120,586

DEDUCTIONS
- ----------
  Participant benefit payments                       ( 13,724)      ( 49,211)    (  3,291)    ( 57,003)           0      (123,229)
                                                   ----------     ----------    ---------    ---------    ---------     ---------
  Net increase (decrease)                             345,674       (561,007)     241,360      955,344       15,986       997,357

  Transfers to MCI Communications
    Retirement Savings Plan                            (8,763)       (52,239)    ( 10,329)    ( 36,511)     ( 3,279)     (111,121)

  Interfund transfers (from) to                      ( 36,409)        23,161     ( 55,582)      68,830            0             0

  Net loans                                           (29,461)      ( 17,609)     (38,466)    ( 66,497)     152,033             0

  Net assets available for benefits, at
    beginning of year                                 953,962      3,076,102      826,853    2,920,717      177,411     7,955,045
                                                   ----------     ----------    ---------    ---------    ---------     ---------
  Net assets available for benefits, at
    end of year                                    $1,225,003     $2,468,408    $ 963,836    $3,841,883   $ 342,151    $8,841,281
                                                   ==========     ==========    =========    ==========   =========    ==========

                                         WESTERN UNION INTERNATIONAL, INC.
                                 401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                                  EIN: 13-1989550
                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                       FOR THE YEAR ENDED: DECEMBER 31, 1993

                                                                                            Long-Term
                                                  Aggressive     MCI Common     Equity        Fixed
                                                    Equity         Stock         Index        Income       Loan           Total
                                                     Fund           Fund         Fund          Fund        Fund           Funds
ADDITIONS                                         ----------     ----------    ---------    ---------    ---------     ---------
- ---------
Contributions:
  Non-cash employer                               $        0     $  459,008    $       0    $       0    $       0    $  459,008
  Participants                                       296,365        129,841      219,132      672,625            0     1,317,963
  Rollovers                                                0         13,000       13,733      341,621            0       368,354
  Transfers from MCI Communications
    Retirement Savings Plan                            3,171              0            0       69,686            0        72,857
                                                   ----------     ----------    ---------    ---------    ---------     ---------
  Total contributions                                299,536        601,849      232,865    1,083,932            0     2,218,182
                                                   ----------     ----------    ---------    ---------    ---------     ---------

Earnings on investments:
  Interest on guaranteed investment contracts               0              0            0      184,108            0       184,108
  Interest on participant loans                             0              0            0            0        3,143         3,143
  Dividends on common stock                                 0          4,942            0            0            0         4,942
  Unrealized appreciation of assets                         0        762,856            0            0            0       762,856
  Net investment gain from collective
    investment funds of trustee                            19             99       57,029        2,703            0        59,850
  Net investment gain from registered
    investment company                                145,773              0            0            0            0       145,773
                                                   ----------     ----------    ---------    ---------    ---------     ---------
  Total earnings on investments                       145,792        767,897       57,029      186,811        3,143     1,160,672
                                                   ----------     ----------    ---------    ---------    ---------     ---------
  Total additions (losses)                            445,328      1,369,746      289,894    1,270,743        3,143     3,378,854


DEDUCTIONS
- ----------
  Participant benefits payments                      (  5,801)      ( 10,712)    (  8,722)    ( 27,522)           0       (52,757)
                                                   ----------     ----------    ---------    ---------    ---------     ---------
  Net increase                                        439,527      1,359,034      281,172    1,243,221        3,143     3,326,097

  Interfund transfers (from) to                      ( 70,801)        70,130       23,591     ( 22,920)           0             0

  Net loans                                          ( 46,698)      (  2,260)    ( 16,873)    (108,437)     174,268             0

  Net assets available for benefits, at
    beginning of year                                 631,934      1,649,198      538,963    1,808,853            0     4,628,948
                                                   ----------     ----------    ---------    ---------    ---------     ---------

  Net assets available for benefits, at
    end of year                                    $  953,962     $3,076,102    $  826,853   $2,920,717   $ 177,411    $7,955,045
                                                   ==========     ==========    ==========   ==========   =========    ==========

 NOTE 4 - PARTICIPANTS' ACCOUNTS

 As of December 31, 1994 and 1993, the Plan held 132,742 and 108,007 shares of MCI Communications Corporation common stock at a fair market value of $2,439,134 and $3,051,198, respectively. Of these shares, 21,870 and 14,274 were contributed by the Company during the Plan years ended December 31, 1994 and 1993, respectively, as the Company's matching contribution. During the Plan years ended December 31, 1994 and 1993, 4,340 and 691 shares, respectively, of MCI Communications Corporation common stock were distributed to participants. As of December 31, 1994 and 1993 the Plan's benefit claims payable was $209,527 and $231,647, respectively, which includes 2,505 and 3,048 shares, respectively, of MCI Communications Corporation common stock at fair market values of $46,029 and $86,106, respectively. Net assets include the account balances of participants who have terminated from the Company and have not received a distribution as of year end.

 NOTE 5 - FEDERAL INCOME TAX STATUS

 The Plan Administrator has received a favorable determination letter from the Internal Revenue Service covering the Plan as amended through July 1, 1990 stating that the Plan, as designed is a qualified plan in accordance with section 401(a) of the Internal Revenue Code ("code"), and its corresponding trust is exempt from taxation under section 501(a) of the code. The Plan Administrator believes the Plan is being operated as designed and therefore maintains its tax-qualified status.

 NOTE 6 - PARTICIPANTS' LOANS

 Effective April 1, 1993, a loan feature was added to the Plan which allows employees to borrow up to 50% of their vested balance from their Plan accounts (or $50,000, whichever is less). The minimum loan amount is $1,000 and the minimum term of a loan is one year. The maximum term of a loan is five years for a general purpose loan and fifteen years for a primary residence loan. Only one loan of each type, general purpose and primary residence, may be outstanding at any time. Loan proceeds are disbursed pro rata from each of the borrowers' investment funds, and are repaid through weekly payroll deductions. Loan repayments of principal and interest are invested based on the borrowers' current investment election. Interest rates for new loans are determined quarterly by the Plan Administrative Committee, based on the prime rate as published on the first day of each quarter in THE WALL STREET JOURNAL, plus one percentage point. The interest rate is fixed for the term of the loan. Loans can be repaid in full, with one month's notice. During the Plan years ended December 31, 1994 and 1993, $232,075 and $188,767 in loans were disbursed and principal repayments of $64,056 and $11,356, respectively, were made.


                                                                                        SCHEDULE I

                                                  WESTERN UNION INTERNATIONAL, INC.
                                          401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                                          EIN:  13-1989550
                                      ITEM 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                          DECEMBER 31, 1994


                                                              NUMBER                            CURRENT
                                                                OF                              VALUE AT
                                                              SHARES               COST         12/31/94
                                                              -------              -----       ----------

DESCRIPTION/ISSUER
- -------------------
LOANS TO PARTICIPANTS

   Participants loan accounts (rates range 7%-10%)                               $        0      $ 342,151
                                                                                                 ---------
INTEREST IN COLLECTIVE INVESTMENT
   FUNDS OF TRUSTEE

   * Mellon Bank Temporary
       Investment Fund                                                               46,500         46,500
   * Putnam Long-Term Fixed                                                         934,054        934,054
                                                                                                 ---------
     Total interest in collective
         investment funds of trustee                                                               980,554
                                                                                                 ---------
INTEREST IN REGISTERED INVESTMENT
   COMPANY

   * Putnam Voyager Fund                                      105,706             1,079,074      1,217,729

   * Dreyfus Funds Inc. S&P
       500 Stock Index                                         95,597               975,621        958,838
                                                                                                ----------
     Total interests in registered investment companies                                          2,176,567
                                                                                                ----------
GUARANTEED INVESTMENT CONTRACTS

     John Hancock Mutual Life
       Insurance (8.05% matures 6/30/99)                                            810,680        810,680

     Allstate Life Insurance (5.90% matures 7/1/98)                                 656,258        656,258

     Metropolitan Life Insurance (8.96% matures 6/30/96)                            767,056        767,056

     Principal Mutual Life Insurance (9.10% matures 12/31/96)                       652,050        652,050
                                                                                                 ---------

     Total guaranteed investment contracts                                                       2,886,044
                                                                                                 ---------
COMMON STOCK

   * MCI Communications Corporation                           132,742             2,487,015      2,439,134
                                                                                                 ---------

TOTAL INVESTMENTS                                                                               $8,824,450
                                                                                                ==========




  * Denotes a party-in-interest

                                                                   SCHEDULE II

                       WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                EIN: 13-1989550
                  ITEM 27d SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994



         Transaction or series of transactions exceeding 5% of beginning fair value of plan assets for the plan year January 1, 1994 to December 31, 1994 are considered reportable transactions. Fair value at January 1, 1994 is $7,955,045. Five percent (5%) of fair value is $397,752.

         Identity                                                         Expense                     Current
            of                                                            incurred                 value of asset
          Party                          Purchase    Selling     Lease      with         Cost of   on transaction     Net gain
         Involved Description of asset    Price       Price      rental   transaction     Asset          date         or (loss)
         -------- --------------------  -----------  ---------   ------   -----------   ---------  --------------    ---------


                 *Mellon Bank Deposit                  $416,000                           $416,000      $416,000          $  0
                     Interest Fund                    (37 sales)

                 *Putnam Long-Term         $969,707                                       $969,707      $969,707          $  0
                     Fixed Income      (52 purchases)


                 *Mellon Bank             $755,701     $875,222                           $755,701      $755,701          $  0
                     Temporary         (286 purchases)(120 sales)                         $875,222      $875,222          $  0
                     Investment Fund

        * Denotes a party-in-interest

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan sponsor of the Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     WESTERN UNION INTERNATIONAL, INC.
                                     401(k) PLAN FOR COLLECTIVELY
                                     BARGAINED EMPLOYEES


         Date: June 28, 1995




                                 By  /s/ Frank R. Conrad
                                     Frank R. Conrad
                                     Controller
                                     Western Union International, Inc.
























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